Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Three Months Ended March 31,
2016
Earnings available for fixed charges, as defined:
Net income	$59,855
Tax expense based on income	37,916
Fixed charges	37,440
Earnings available for fixed charges, as defined	$135,211
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$32,605
Estimated interest cost within rental expense	1,239
Amortization of net debt premium, discount, and expenses	3,596
Total fixed charges, as defined	$37,440
Ratio of earnings to fixed charges	3.61
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$756
Adjustment to pretax basis	479
$1,235

Combined fixed charges and preferred stock dividend requirements	$38,675
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.50